May 5, 2009

Ms. Christina L. DiAngelo

Senior Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. DiAngelo,

          The purpose of this letter is to respond to your comment letter regarding the Notification of Late Filing on Form 12b-25 filed on January 30, 2009 on behalf of the LCM Landmark Series Trust, File Number 811-22130 (the "Registrant"). The coordination of the January 30 filing involved interaction and data exchange between the Registrant and its Administrator, Unified Fund Services, that was completed prior to the 5:30 pm cutoff time for filing but did not provide Unified enough time to completely EDGARize and submit the file prior to the deadline. We attribute this error exclusively to a communication lapse between the Registrant and Unified which has been rectified. We are nonetheless embarrassed by the delay in filing but are confident that we have learned from this experience and will not permit it to happen again.

          This was the first year of operation for the Registrant and the first annual filing. The three individuals involved in the management of the Registrant and Adviser are Mark Morrow, William Kovacs, and Allan Westcott, with over sixty years of experience in mutual fund operation and management as well as investment management and fund marketing experience. However, most of our experience has been with large, integrated financial services firms, not with an outsourced provider business model as is employed by the Registrant. During the first year of operation we implemented appropriate systems and controls to handle all aspects of the operation of the LCM Landmark Series Trust but nonetheless found that dealing with our outsourced administrative service provider involved a learning process that placed our small, startup fund complex at a disadvantage.

Throughout the course of the operation of the funds we have informed the Fund Board of the details of the operation of the fund and daily interactions with Unified Fund Services and all other service providers to the funds. We have also discussed this specific matter and your letter with the Fund Board and will inform them of further developments.

We recognize that the fund is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allan Westcott

LCM Landmark Series Trust